**TATA**

2nd January 2007

BP/AD-M1/1

Bombay Stock Exchange Ltd.
Corporate Relationship D[redacted]
Rotunda Building, First Fl
New Trading Ring, P J Tc
Dalal Street
Mumbai 400 001

07020420

082-03733

SUPPL

Dear Sirs,

In terms of Clause 41 of the Listing Agreement, we wish to inform you that the Board of Directors of the Company will meet on 29th January 2007 to *inter alia* consider and take on record the audited financial results for the quarter ended 31st December 2006.

Yours faithfully,
**For The Tata Power Co. Ltd.**

Vice-President & Company Secretary

cc: Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

PROCESSED

JAN 19 2007

THOMSON
FINANCIAL

**TATA POWER**

**The Tata Power Company Limited**
Registered Office Bombay House 24 Homi Mody Street Mumbai 400 001
Tel 91 22 6665 8282 Fax 91 22 6665 8801